Exhibit (a)(6)
Offer To Purchase Stock Options For Cash February 20, 2009

Background At our current stock price, some stock options are "out of the money" and thus not providing the intended incentives or value for employees or directors. Our Board of Directors has approved, and we have commenced, a tender offer that would allow eligible option holders to sell their underwater options back to the company for cash. The tender offer will take approximately one month to complete, and is scheduled to terminate on March 20, 2009, at 11:59 p.m., Pacific Time.

Key Parameters Eligible Options: Granted on or after January 1, 2000 and on or before April 30, 2007 to Eligible Holders (defined below) under Cray's stock option plans, and Includes only options with a current per share exercise price of $8.00 or more, and Includes only options outstanding on February 20, 2009, and outstanding as of the Expiration Time (defined below). Eligible Holders: Current employees (including officers) of Cray or one of its subsidiaries and Directors of the Company as of February 20, 2009 who continue to be employed or on the Board through the Expiration Time. Expiration Time: 11:59 p.m., Pacific Time on March 20, 2009. If we extend the period of time during which the Offer remains open, the term "Expiration Time" will refer to the last time and date on which the Offer expires. Payment Date: First administratively practicable payroll date following the Expiration Time, likely April 10, 2009 in U.S. and in accordance with local payroll practices in other countries.

Cash Payment for Eligible Options Cray is offering a total cash payment in the amount set forth below for each share subject to an Eligible Option tendered (the "Cash Payment"). Amount of Cash Payment ranges from $0.10 per share to $0.801 per share underlying each Eligible Option Amount varies depending on remaining life and exercise price of each Eligible Option Example: If an Eligible Holder holds an Eligible Option for 1,000 shares of Cray common stock with a grant date of December 19, 2006, and an exercise price of $10.56 per share We are offering a total cash payment of $0.700 per Option For 1,000 shares, a total of $700 for that option (less tax and other withholding)

Terms of the Offer You may choose to tender some, all or none of your Eligible Options: However, if you choose to tender any particular Eligible Option (for example, an Eligible Option to acquire Cray common stock with an exercise price of $10.56 per share and granted on December 19, 2006), you must tender that Eligible Option in full. Participation in the Offer is at your own risk: There is no guarantee that the Cash Payment will exceed the value that might be realized under the Eligible Option at a future date. See "Risk Factors" in the Offer to Purchase that was provided to you. Acceptance of the Offer does not occur until the Offer expires. Acceptance of the Offer gives you no additional right to continue to remain employed by or in the service of Cray and no right to receive additional options or restricted stock in the future.

What Do I Need to Do? Carefully review the Offer, exhibits, and other information provided to you or referenced in the offering materials provided to you and at 'InsideCray' Consult with your own tax, financial and legal advisors. Consider which alternative is best for you for each Eligible Option you own: Accept or Reject the Offer You can change your mind up until the expiration time Declare by completing the letter of transmittal (in either case) Participation is voluntary - failure to submit an election will be deemed an election not to participate. Cray does not know which choice is best for you and will not make specific recommendations. We will be having meetings to explain the Offer in more detail and allowing employees an opportunity to ask questions.

Where Can I Get More Information? You have received emails that include: Your Election Form (Letter of Transmittal) Copies of the Offer The other offering documents are available on "Inside Cray - Stock Option Repurchase Offer and are filed with the SEC as exhibits to the Schedule TO." You may request a written copy of any or all of these materials at no charge by contacting Cray: Via email: optionrepurchase@cray.com Via mail or courier: to Cray at the Seattle corporate headquarters, Attn: Cheryl Bird

How Do I Participate? Tender Offer Begins: February 20, 2009 Tender Offer Expires: 11:59 p.m., Pacific Time, on Friday, March 20, 2009 (unless extended) = Expiration Time. All elections MUST be RECEIVED by Cray by the Expiration Time. Late submissions will not be accepted. Submit your election via hand delivery, scanned pdf, certified mail, FedEx or interoffice mail. Participation is voluntary - failure to submit an election will be deemed an election not to participate.

How Do I Accept the Offer? Complete the Letter of Transmittal and indicate which Eligible Options you elect to tender by writing "Yes." Return the Letter of Transmittal to Cray Via scanned pdf to:optionrepurchase@cray.com Via hand delivery, scanned pdf, certified mail, FedEx or interoffice mail to: Cray Inc., Seattle headquarters office, Attention: Cheryl Bird Cray must receive the Letter of Transmittal by March 20, 2009, at 11:59 p.m., Pacific Time (unless Cray extends the Offer).

Complete Information We direct you to the tender offer statement on Schedule TO that is on file with the SEC and available at www.sec.gov. Holders of Cray stock options should read the tender offer statement and the exhibits because they contain important information. The tender offer statement and any other relevant documents may be obtained for free at the SEC's website and on "Inside Cray." A hard copy of the tender offer materials may also be obtained at no cost from Cray.

How Do I Reject the Offer? Complete the Letter of Transmittal and say NO to whether you want to sell Options to Cray. Return the Letter of Transmittal to Cray: Via scanned pdf: optionrepurchase@cray.com Via hand delivery, certified mail, FedEx or interoffice mail to: Cray Inc., Seattle headquarters office, Attn: Cheryl Bird, or Fail to return the Letter of Transmittal by the deadline.

What If I Change My Mind? Elections may be withdrawn at any time, as long as an Election Withdrawal Notice is delivered to Cray before the Expiration Time. Once you have withdrawn your election to tender options, you may re-elect to tender options only by again following the election procedure previously described before the Expiration Time.